Filed by Millennium Chemicals Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Millennium Chemicals Inc.
Commission File No. 1-12091

Date:  May 21, 2004

These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell’s and Millennium’s respective shareholders, amendments to Lyondell’s and Millennium’s respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties’ ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium’s results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium’s Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004 (the “Amended Millennium 10-K”), and Lyondell’s registration statement containing a preliminary joint proxy statement/prospectus, which was filed with the SEC on April 26, 2004.

In addition, in connection with the proposed transaction Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell’s registration statement containing a preliminary joint proxy statement/prospectus, which was filed on April 26, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell’s and Millennium’s common stock when it becomes available. Investors and security holders are urged to read the preliminary joint proxy statement/prospectus on file with the SEC, the definitive joint proxy statement/prospectus when it becomes available and any other relevant documents filed by Lyondell or Millennium because they contain, or will contain, important information. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC’s web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium’s Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell’s executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium’s directors and its executive officers is available in the Amended Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

EXPLANATORY NOTE: This filing contains a slideshow presented to Millennium’s customers and certain other individuals. The following information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Millennium Chemicals
May  2004

AGENDA

Lyondell / Millennium Chemicals Merger

TiO2 update

Millennium’s value offering

Lyondell Merger Update

What is being announced

Creates the third largest independent publicly
traded chemical company in North America

Leading integrated commodity and
intermediates chemical businesses with
leadership positions across range of market
segments

Combined revenues of over $11 billion

Combined market cap of nearly $4 billion

Millennium will combine with Lyondell in
a stock-for-stock transaction

Significant Market Positions

1st                  Propylene oxide and styrene monomer globally

2nd              Ethylene and propylene in North America

2nd              TiO2 globally

2nd              Acetic acid and VAM in North America

3rd              Polyethylene in North America

                       58.75% stake in largest extra heavy crude
                      refinery in North America

Rationale for the merger

Greater diversity better enables weathering of
economic and industry cycles

Increased global footprint

Simplified ownership of Equistar, enhancing ability
for future opportunities in the chemical industry

Greater scale provides greater access to capital
and other resources

Opportunity for operational synergies

Key benefits

Expected Company Structure
and Timing

During transition period, no change to existing
leadership or organizational structure

Combined company will be named “Lyondell”

Dan Smith will continue as CEO upon merger

Reporting structures not yet determined

Structure

Expect transaction will be completed in the third quarter
of 2004

Requires shareholder approval of both companies

Requires regulatory approval

Timing

Millennium TiO2 Update

MILLENNIUM HIGHLIGHTS

Leading market positions

Favorable industry dynamics

Broad product portfolio

Strong global reach

14 plants on 4 continents

Sales and distribution in over 90 countries

Over 41% of 2002 sales outside of the United States

STRONG GLOBAL REACH

Baltimore, MD

Perth/
Bunbury, WA

Bahia

Paraiba

Ashtabula, OH

Thann

LeHavre

Stallingborough

Jacksonville, FL

Houston, TX

Shanghai

Colonel’s Island, GA

Singapore

Sydney

Hong Kong

Japan

Korea

Brussels

São Paulo

BUSINESS PRIORITIES

Achieve world-class cost profile in core businesses

Focus on the customer by continuing to provide highly
competitive products and services

Improve financial flexibility through debt reduction

TiO2 Business Update

GLOBAL ECONOMIC GROWTH

Source:  Consensus Forecast (April 5, 2004)

                                                           Real GDP % Change YOY

Region

North America

C&S America

Western Europe

Eastern Europe

Middle East & Africa

Asia Pacific

World

All major regions are expected to post stronger economic growth in 2004 compared with 2003.

2.5

(1.2)

1.1

4.6

1.8

2.3

1.9

3.0

1.5

0.8

5.5

3.2

3.8

2.6

4.4

4.2

2.0

5.0

2.5

4.3

3.7

3.2

3.3

3.0

4.9

2.2

3.8

3.7

2002      2003      2004     2005

TiO2 GROWTH
Long-term Forecast

-

500

1,000

1,500

2,000

3,000

3,500

4,000

4,500

5,000

2,500

1980

1985

1990

1995

2000

2005

Demand (000 MT)

Actual

Forecast

CAGR = 2.2%

TiO2 GROWTH
2002 - 2007 CAGR’S

Region

Coatings

Plastics

Paper/Other

Total

North America

1.3%

2.6%

-2.3%

0.9%

C&S America

1.9%

1.8%

2.4%

1.9%

Brazil

2.6%

2.6%

2.6%

2.6%

Other Mercosur

1.1%

1.1%

2.6%

1.2%

Europe

1.2%

2.3%

1.9%

1.6%

Western Europe

1.2%

2.4%

2.0%

1.7%

EEMEA

1.3%

2.2%

1.7%

1.5%

Asia Pacific

2.9%

4.6%

1.7%

3.1%

China

5.6%

7.5%

2.6%

5.5%

Japan

-0.4%

1.1%

0.8%

0.2%

Total World

1.9%

3.0%

0.6%

2.0%

Businesses/Markets

Source:  Millennium Chemicals

2004 DEMAND UPDATE

Demand (000 MT)

Actual

Estimate

Outlook

% Δ

Region

2002

2003

2004

03 vs. 02

04 vs. 03

North America

1,336

1,289

1,340

-3.5%

4.0%

C&S America

195

199

211

2.0%

6.0%

Europe

1,556

1,493

1,568

-4.0%

5.0%

Asia Pacific

1,041

1,082

1,147

4.0%

6.0%

Total World

4,127

4,063

4,267

-1.5%

5.0%

TiO2 DEMAND OUTLOOK

Demand is expected to rebound    5-7% in 2004.  The 0.8% increase in 2005 and
the subsequent 2.2-2.1% growth thereafter is a return back to a 1990-2003 trend line.

5.9%

-1.9%

8.6%

6.6%

5.6%

3.3%

7.2%

5.8%

3.1%

-5.9%

0.2%

5.9%

1.9%

8.7%

-0.3%

0.2%

9.6%

-4.3%

4.3%

5.2%

-4.3%

10.0%

-1.5%

5.0%

0.8%

2.1%

2.1%

2.2%

0

500

1,000

1,500

2,000

2,500

3,000

3,500

4,000

4,500

5,000

1980

1982

1984

1986

1988

1990

1992

1994

1996

1998

2000

2002

2004

2006

2008

000 MT

-8%

-6%

-4%

-2%

0%

2%

4%

6%

8%

10%

12%

Y-O-Y % Δ

Actual

Trend Line Forecast

Actual

Trend Line Forecast

MCH INSTALLED CAPACITY

MCH will rationalize certain equipment at its Le Havre, France sulfate plant in
Q2-04, which will reduce that plant’s rated capacity from 95k mt/year to 65k mt/year. However, MCH will recognize an aggregate gain of 10k mt/year of production capacity at its Ashtabula, Ohio and Australian chloride plants, primarily due to reliability improvements.  Thus, in Q2-04, MCH’s total net reduction of production capacity will be 20k mt/year.

Installed Capacity (000 mt/year)

Plant

Process

2003

2004

04 vs '03

Ashtabula, Ohio

Chloride

210

215

5

HPP, Baltimore

Chloride

50

50

-

Bahia, Brazil

Sulfate

60

60

-

Le Havre, France

Sulfate

95

65

(30)

Thann, France

Sulfate

30

30

-

Stallingborough, U.K.

Chloride

150

150

-

Kemerton, Australia

Chloride

95

100

5

Total

690

670

(20)

% Chloride

73%

77%

3.7

pp

% Sulfate

27%

23%

(3.7)pp

INDUSTRY INSTALLED CAPACITY

1999

DuPont

21%

Millennium

16%

Kerr-

McGee

9%

Tioxide

13%

Kronos

10%

ISK

5%

Kemira

7%

Others

19%

2004

DuPont

23%

Millennium

14%

Tioxide

12%

Kronos

10%

ISK

4%

Kemira

3%

Others

20%

Kerr-

McGee

14%

% Share Total Capacity

4.447 million mtpa

% Share Total Capacity

4.748 million mtpa

INDUSTRY INSTALLED CAPACITY

Producer

000 MT

% Share

% Chloride

DuPont

1,095

23%

100%

Millennium

670

14%

77%

Kerr-McGee

668

14%

76%

Huntsman Tioxide

558

12%

29%

Kronos

475

10%

69%

Total Top Five

3,466

73%

75%

ISK

205

4%

55%

Kemira

130

3%

0%

Others

947

20%

15%

Total World

4,748

100%

60%

2004 Installed Capacity

TITANIUM DIOXIDE
Demand vs Supply Growth

5.0%

0.8%

2.2%

2.1%

2.1%

0.7%

-0.6%

0.5%

0.4%

0.1%

0.2%

2.4%

-1%

0%

1%

2%

3%

4%

5%

6%

2004

2005

2006

2007

2008

03-08

CAGR

Announced Capacity Growth

Projected Demand Growth

TITANIUM DIOXIDE
Capacity Rationalization

Millennium:

Reduced sulfate capacity by 30k mt/year at Le Havre, France (2004).

Idled sulfate production line at Hawkins Point facility, 44k mt/year (2001).

Kerr-McGee:

Idled one sulfate production line at the Savannah facility, 27k mt/year (2004).

Closed Antwerp sulfate production facility, 30k mt/year (2001).

Huntsman:

Reduced sulfate capacity by 40k mt/year at Grimsby, U.K. (2004).

Reduced sulfate capacity by 15k mt/year at Umbogintwini, South Africa (2004).

Industry:

The sulfate capacity reductions in 2004 total 112k mt/year, and represent 2%
of total industry capacity and 6% of total sulfate capacity.

TiO2 Producer Update

NL Industries spins off Kronos to shareholders

Sachtleben parent announces sale of TiO2 business

Lyondell to buy Millennium Chemicals

Kerr McGee to merge with Westport

Dupont announces 6% global workforce reduction

CAPACITY-DEMAND BALANCE

97%

91%

87%

86%

85%

91%

92%

94%

95%

84%

85%

90%

87%

84%

89%

84%

86%

89%

87%

2,500

3,000

3,500

4,000

4,500

5,000

2,000

5,500

6,000

1990

1992

1994

1996

1998

2000

2002

2004

2006

2008

60%

65%

70%

75%

80%

85%

90%

95%

100%

Demand-Capacity Ratio

Effective Capacity

Demand

Demand-Capacity Ratio

Outlook

The Demand/Capacity ratio is projected at 91% in 2004, which is above the historical price support level.  We anticipate that the market will be characterized by excess demand, which will create upward pressure on price.

Global Average Price Cycle and the D/C Ratio

-15%

-10%

-5%

0%

5%

10%

15%

Price as a % of Trend

80%

82%

84%

86%

88%

90%

92%

Demand/Capacity

Demand/Capacity (t-1)

Price as % of Trend

PRICE AND THE CAPACITY-DEMAND
BALANCE

24

2003

2002

2001

2000

1999

1998

1997

1996

1995

1994

1993

1992

1991

TITANIUM DIOXIDE
Global Price Increase Announcements

2003

Australia

Asia

Central & South America

Europe, MEA

North America

2004 Q1

North America

Asia

Middle East & Africa

Central & South America

2004 Q2

MEA, Asia

C&SA

Region

Announced Amount

25

A $100 pmt

US $100 pmt

US $100 pmt

€ 100 pmt

US $0.06, CAN $ 0.08 per pound

US $0.05, CAN $ 0.06 per pound

US $150 pmt

€ 120 pmt or US $150 pmt

US $100 pmt

US $100 pmt

US$ 150 pmt

Value Offering:

Better Products and Services

Safety / Environment

Management commitment

Training / employee involvement

Accountability

Environmental Reportable Incidents

0

200

400

600

800

1,000

1,200

1998

1999

2000

2001

2002

2003

0.00

1.00

2.00

3.00

4.00

5.00

6.00

1995

1996

1999

2002

2003

Recordable Incidents - TRIR

1998

2000

1997

2001

Six Sigma Process

Customer-focused
improvement

Disciplined approach to
improve processes

Variance cost savings

Grass Roots Implementation

Six Sigma Benefits

0

5

10

15

20

25

30

35

40

2001

2002

2003

2004E

New product technology for high
efficiency

Committed to investment in R&D

Excellent understanding and penetration
of target markets

Superior performance products delivering
value to customers

New products launched and further
development continues

Support and expertise to enhance your
business

PRODUCT LINE EVOLUTION
The Rationale

Millennium provides superior global products

Coatings

•              Tiona® 596 - the durable multipurpose

•              Tiona® 595 - next generation multipurpose

•              Tiona® 696 - next generation superdurable

•              Tiona ® 568  - multipurpose sulfate rutile product

Plastics

•              Tiona® 696 - next generation product for superdurable
                 applications

•              Tiona ® 90 - general purpose masterbatch product

•              Two new sulphate masterbatch products are under
                development

Paper

•             Tiona® RCL-722 - designed for use in paper laminates

PRODUCT LINE EVOLUTION
Coatings, Plastics, Paper

ULTRAFINE TITANIUM DIOXIDE

Millennium Performance Chemicals produces a wide range of Ultrafine
Titanium Dioxide products. These products have nanometer particle size and may be a colloidal suspension (a sol) or an agglomerated powder.

The applications for these products include:

      DeNOx SCR Catalysis (stationary and mobile)

      Post-combustion Catalysis (other than DeNOx)

      Fine Chemistry catalysis

      Claus Catalysis

      Photocatalysis

      Coloured Pigments

      Electroceramics and Electronics

      Additives

MARKET UPDATE

Global macroeconomic environment continuing to improve.  Experts anticipate global economic growth of 3.7% this year year, compared with
2.6% last year.

Demand contracted slightly in 2003, but is expected to rebound ≈ 5-7% in
2004 as global economic conditions continue to improve.

Declining demand through the 3rd quarter of 2003 resulted in a market characterized by excess supply, creating downward pressure on price.
However, a 4th quarter rebound and stronger growth this year should push the Demand-Capacity Ratio above the price support level, resulting in higher prices.

Supply growth not keeping up with demand growth due to low industry profitability.

Improved product, selling and service offerings implemented to improve total offering to customers

On average, price will be higher in 2004 due to the tightening capacity-
demand balance.

A linear trend model yields a long-term annual average growth rate of 2.2-
2.4%.

32